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Schedule 13D                                                         Page 1 of 6

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          WESTERN MULTIPLEX CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    95874P107
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 KEITH E. GLOVER
                   Chief Financial Officer and Vice President
                          of Finance and Administration
                                  PROXIM, INC.
                               510 DeGuigne Drive
                           Sunnyvale, California 94085
                                 (408) 731-2700
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 16, 2002
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                                         Page 2 of 6

CUSIP No. 95874P107
- --------------------------------------------------------------------------------
1.   Names of Reporting Person. SS or I.R.S. Identification No. of above person.

     Proxim, Inc.                         I.R.S. Identification No.:  77-0059429
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group*
     (a) [ ]
     (b) [ ]

     Not applicable
- --------------------------------------------------------------------------------
3.   SEC Use Only
- --------------------------------------------------------------------------------
4.   Source of Funds*  00
- --------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization   State of Delaware
- --------------------------------------------------------------------------------
Number of            7.       Sole Voting Power      N/A
Shares               -----------------------------------------------------------
Beneficially         8.       Shared Voting Power   38,421,755 (See (1) below)
Owned by             -----------------------------------------------------------
Each                 9.       Sole Dispositive Power      N/A
Reporting            -----------------------------------------------------------
Person With          10.      Shared Dispositive Power          N/A
- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     38,421,755 (See (1) below)
- --------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     Approximately 65.1% percent (See (2) below)
- --------------------------------------------------------------------------------
14.  Type of Reporting Person*
     CO
- --------------------------------------------------------------------------------

* See Instructions Before Filling Out.

Schedule 13D                                                         Page 3 of 6

(1) 38,421,755 shares of Class A Common Stock of Western Multiplex (the "Western Multiplex Common Stock") are subject to Voting Agreements between Proxim and certain affiliates of Western Multiplex, as described in Items 3 and 4 below, of which 63,333 shares are issuable upon the exercise of outstanding options which are either vested or will vest within 60 days of January 16, 2002. Proxim expressly disclaims beneficial ownership of any of the shares of Western Multiplex Common Stock subject to the Voting Agreements.

(2) Based upon 58,930,747 shares of Western Multiplex Common Stock outstanding as of January 15, 2002 and the issuance of 63,333 shares of Western Multiplex Common Stock upon the exercise of outstanding options which are either vested or will vest within 60 days of January 16, 2002.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this "Statement") relates to the Class A Common Stock, par value $0.01 per share, of Western Multiplex Corporation, a Delaware corporation ("Western Multiplex" or "Issuer"). The principal executive offices of Western Multiplex are located at 1196 Borregas Avenue, Sunnyvale, CA 94089.

ITEM 2. IDENTITY AND BACKGROUND

The name of the corporation filing this Statement is Proxim, Inc., a Delaware corporation ("Proxim"). Proxim designs, manufactures and markets multi-standard wireless networking solutions for enterprises, service providers, small businesses and homes. The address of Proxim's principal business is 510 DeGuigne Drive, Sunnyvale, California 94085.

Set forth on Schedule A hereto is (i) the name of each of the executive officers and directors of Proxim, (ii) the residence or business address of each of the directors of Proxim, (iii) present principal occupation or employment, if any, of each of the executive officers and directors of Proxim, and the name, principal business and address of any corporation or other organization in which such employment is conducted, in each case as of the date hereof. The address of the executive offices of Proxim is the same as the address of Proxim's principal business.

Neither Proxim nor, to the knowledge of Proxim, any person named on Schedule A hereto (i) during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of Proxim, except as set forth on Schedule A hereto, each of the individuals set forth on Schedule A hereto is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to an Agreement and Plan of Reorganization, dated as of January 16, 2002, a copy of which is attached hereto as Exhibit 1 (the "Merger Agreement"), by and among Western Multiplex, Walnut-Pine Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Western Multiplex ("Merger Sub"), and Proxim, and subject to the conditions set forth therein (including adoption of the Merger Agreement by the stockholders of Proxim, approval of the issuance of shares of Common Stock of Western Multiplex by stockholders of Western Multiplex and receipt of applicable regulatory approvals), Merger Sub will merge with and into Proxim and Proxim will become a wholly-owned subsidiary of Western Multiplex (such events constituting the "Merger"). At the effective time of the Merger, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged with and into Proxim, with Proxim remaining as the surviving corporation (sometimes referred to herein as the "Surviving Corporation").

Schedule 13D                                                         Page 4 of 6

As an inducement to Proxim to enter into the Merger Agreement and in consideration thereof, certain affiliates of Western Multiplex (collectively, the "Stockholders") entered into individual Voting Agreements with Proxim, a copy of the forms of which are attached hereto as Exhibits 2 and 3 (each, a "Voting Agreement" and, collectively, the "Voting Agreements"), whereby each Stockholder agreed, severally and not jointly, to vote all of the shares of Western Multiplex Common Stock beneficially owned by such Stockholder in favor of the issuance of shares of Western Multiplex Common Stock in the Merger and certain related matters. Proxim did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements included as Exhibits 1, 2 and 3 respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

ITEM 4:  PURPOSE OF TRANSACTION

     (a)-(b) As described in Item 3 above, this Statement relates to a business combination between Proxim and Western Multiplex, pursuant to a statutory merger of Merger Sub, a wholly-owned subsidiary of Western Multiplex, with and into Proxim, pursuant to which, at the effective time of the Merger, the separate existence of Merger Sub will cease and Proxim will continue as the Surviving Corporation and as a wholly-owned subsidiary of Western Multiplex. By virtue of the Merger, each holder of outstanding shares of Proxim Common Stock will receive, in exchange for each share of Proxim Common Stock held by such holder, 1.8896 shares of Western Multiplex Common Stock, par value $0.01 per share.

         Pursuant to the Voting Agreements, each of the Stockholders has agreed to vote all of the shares of Western Multiplex Common Stock beneficially owned by such Stockholder in favor of the issuance of shares of Western Multiplex Common Stock in the Merger and other related matters, and has irrevocably appointed certain officers of Proxim as such Stockholder's lawful attorneys and proxies with respect to certain prescribed matters related to the Merger. The foregoing proxies give the officers of Proxim the limited right to vote or deliver a consent with respect to each of the shares of Western Multiplex Common Stock owned of record by the Stockholders, at every annual, special or adjourned meeting of the stockholders of Western Multiplex and in every written consent in lieu of such a meeting: (a) in favor of the issuance of shares of Western Multiplex Common Stock to the stockholders of Proxim pursuant to the terms of the Merger Agreement (as it may be amended from time to time), in favor of each of the other actions contemplated by the Merger Agreement (as it may be amended from time to time) and against any matter that is inconsistent with the prompt consummation of the Merger or other transactions contemplated by the Merger Agreement (as it may be amended from time to time). The Stockholders may vote their shares of Western Multiplex Common Stock on all other matters submitted to the stockholders of Western Multiplex for their approval. The Voting Agreements terminate upon the earlier to occur of (a) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms, and
         (b) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement.

         The purpose of the Voting Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

     (c) Not applicable.

     (d) Pursuant to the Merger Agreement, the Board of Directors of Western Multiplex has agreed to take all actions necessary such that, effective upon the Merger, three (3) directors of Proxim reasonably acceptable to Western Multiplex, including David C. King, shall become members of the Board of Directors of Western Multiplex (the "Proxim Designated Directors"), and that three (3) directors of Western Multiplex, including Jonathan N. Zakin, shall remain on the Board of Directors of Western Multiplex (the "Western Multiplex Designated Directors"), and that a seventh director reasonably acceptable to each of the Proxim Designated Directors and the Western Multiplex Designated Directors shall become a member of the Board of Directors of Western Multiplex. The Board of Directors of Western Multiplex will take all actions

Schedule 13D                                                         Page 5 of 6

         necessary to ensure that each of the three (3) classes of directors of the Board of Directors of Western Multiplex consists of one of the Proxim Designated Directors and are of the Western Multiplex Designated Directors

         The Board of Directors of Western Multiplex will take all action necessary such that, effective upon the Merger, Jonathan N. Zakin shall be Chairman of the Board of Directors and Chief Executive officer of Western Multiplex, David C. King shall be President and Chief Operating Officer, Keith E. Glover shall be Executive Vice President and Chief Financial Officer and Amir Zoufonoun shall be Executive Vice President, Technology and Co-Chief Technology Officer.

     (e) Other than as a result of the Merger described in Item 3 and Item 4 above, not applicable.

     (f) Not applicable.

     (g) Not applicable.

     (h) Following the Merger, the combined company will use the name "Proxim" and the Western Multiplex Common Stock will be listed on Nasdaq National Market under the symbol "PROX."

     (i) Not applicable.

     (j) Other than described above, Proxim currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D, inclusive, although Proxim reserves the right to develop such plans.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements included as Exhibits 1, 2 and 3 respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) As a result of the Voting Agreements, Proxim may be deemed to be the beneficial owner of at least 38,421,755 shares of Western Multiplex Common Stock as of January 16, 2002. Such Western Multiplex Common Stock constitutes approximately 65.1% of the issued and outstanding shares of Western Multiplex Common Stock, based on the 58,930,747 shares of Western Multiplex Common Stock outstanding as of January 15, 2002 (as represented by Western Multiplex in the Merger Agreement described in Items 3 and 4 above) and assuming the issuance of 63,333 shares of Western Multiplex Common Stock upon the exercise of outstanding options which are either vested or will vest within 60 days of January 16, 2002. Proxim does not have sole voting power, sole dispositive power or shared dispositive power with respect to the Western Multiplex Common Stock. Proxim, however, may be deemed to have shared voting power with respect to the foregoing shares of Western Multiplex Common Stock and those matters described above. However, Proxim (a) is not entitled to any rights as a stockholder of Western Multiplex as to the foregoing shares of Western Multiplex Common Stock (other than as described herein) and (b) disclaims any beneficial ownership of the shares of Western Multiplex Common Stock which are covered by the Voting Agreements.

         To the knowledge of Proxim, no person listed on Schedule A hereto has an equity or other ownership interest in Western Multiplex.

Schedule 13D                                                         Page 6 of 6

         Set forth on Schedule B hereto is the name of those stockholders of Western Multiplex that have entered into a Voting Agreement with Proxim, and to the knowledge of Proxim, each of their respective present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (c) To the knowledge of Proxim, no transactions in the class of securities reported on this Statement have been effected during the past 60 days by the persons named in response to Item 5(a) and Item 2.

     (d) To the knowledge of Proxim, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported on this Statement.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Merger Agreement and the exhibits thereto, including the Voting Agreements, to the knowledge of Proxim, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 of this Schedule 13D and between such persons and any person with respect to any securities of Western Multiplex, including, but not limited to transfer or voting of any of the class of securities reported on this Statement, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits to this Statement:

     1. Agreement and Plan of Reorganization, dated as of January 16, 2002, by and among Western Multiplex Corporation, a Delaware corporation ("Western Multiplex"), Walnut-Pine Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Western Multiplex, and Proxim, Inc., a Delaware corporation (incorporated by reference to Proxim's Current Report on Form 8-K (File No. 0-22700) filed with the Securities and Commission on January 17, 2002).

     2. Form of Voting Agreement for Ripplewood affiliates, dated as of January 16, 2002, by and between Proxim and certain stockholders of Western Multiplex set forth on Schedule B hereto.

     3. Form of Voting Agreement for other affiliates, dated as of January 16, 2002, by and between Proxim and certain stockholders of Western Multiplex set forth on Schedule B hereto.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2002
- --------------------------------------------------------------------------------
Date

/s/ Keith E. Glover
- --------------------------------------------------------------------------------
Signature

Keith E. Glover, Chief Financial Officer and Vice President of Finance and Administration
- --------------------------------------------------------------------------------
Name/Title

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                  PROXIM, INC.

      The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of Proxim. Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: c/o Proxim, Inc., 510 DeGuigne Drive, Sunnyvale, California 94085.


NAME OF EXECUTIVE OFFICER                           TITLE AND PRESENT PRINCIPAL OCCUPATION
- -------------------------                           --------------------------------------
David C. King                Chairman of the Board of Directors, President and Chief Executive Officer
Keith E. Glover              Chief Financial Officer and Vice President of Finance and Administration

NAME OF DIRECTOR                                      TITLE AND PRESENT PRINCIPAL OCCUPATION
- ----------------                                      --------------------------------------
David C. King                Chairman of the Board of Directors, President and Chief Executive Officer of Proxim

Leslie G. Denend             Director

Raymond Chin                 Chairman of the Board of Directors and
                             Chief Executive Officer
                             General Wireless Corporation
                             831 Martin Avenue
                             Santa Clara, CA  95050

Jeffrey D. Saper             Partner
                             Wilson Sonsini Goodrich & Rosati,
                             Professional Corporation
                             650 Page Mill Road
                             Palo Alto, CA  94304-1050

Schedule 13D

                                   SCHEDULE B

                  STOCKHOLDERS OF WESTERN MULTIPLEX CORPORATION
                  PARTY TO A VOTING AGREEMENT WITH PROXIM, INC.

      The following table sets forth the name of each Stockholder of Western Multiplex that has entered into a Voting Agreement with Proxim in connection with the Merger Agreement, and the aggregate number of shares of Western Multiplex Common Stock beneficially owned by each such Stockholder as of January 16, 2002. Except as otherwise indicated below, the business address of each Stockholder set forth on this Schedule B is: c/o Western Multiplex Corporation, 1196 Borregas Avenue, Sunnyvale, CA 94089.

STOCKHOLDER PARTY TO VOTING AGREEMENT                                  SHARES BENEFICIALLY OWNED
- -------------------------------------                                  -------------------------
Jonathan N. Zakin ...................................................         4,921,722
Amir Zoufonoun ......................................................         1,203,333(1)
WMC Holding L.L.C.(2) ...............................................         1,861,700
Ripplewood Employee Co-Investment Fund, L.P.(2) .....................         1,040,928
Ripplewood Partners, L.P.(2) ........................................        29,394,072

(1) Includes 1,140,000 outstanding shares of Western Multiplex Common Stock, and 63,333 shares of Western Multiplex Common Stock issuable upon the exercise of options to purchase Western Multiplex Common Stock which are exercisable within 60 days of January 16, 2002.

(2) The address of the Stockholder is c/o Ripplewood Holdings LLC, One Rockefeller Plaza, New York, NY 10020